Exhibit 99.1

XPeng Reports Third Quarter 2020 Unaudited Financial Results

GUANGZHOU, China—(BUSINESS WIRE)— XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Operational Highlights

•	Deliveries of vehicles reached 8,578, representing an increase of 265.8% from 2,345 in the third quarter of 2019 and an increase of 165.7% from 3,228 in the second quarter of 2020.

•	Deliveries of the P7[1] reached 6,210, compared with 325 in the second quarter of 2020.

•	Among the total P7s delivered for the quarter, 98% can support XPILOT 2.5 or XPILOT 3.0.

•	As of September 30, 2020, XPeng’s physical sales and service network consisted of a total of 116 stores and 50 service centers, covering 58 cities.

•	As of September 30, 2020, Xpeng-branded super charging stations expanded to 135, covering 50 cities.

Third Quarter 2020 Financial Highlights

•

Total revenues were RMB1,990.1 million (US$293.1 million) for the third quarter of 2020, representing an increase of 342.5% from RMB449.7 million for the same period of 2019 and an increase of 236.9% from RMB590.8 million for the second quarter of 2020.

•

Revenues from vehicle sales were RMB1,898.0 million (US$279.6 million) for the third quarter of 2020, representing an increase of 376.0% from RMB398.8 million for the same period of 2019, and an increase of 250.8% from RMB541.1 million for the second quarter of 2020.

•	Gross margin was 4.6% for the third quarter of 2020, compared with negative 10.1% for the same period of 2019 and negative 2.7% for the second quarter of 2020.

•

Vehicle margin, which is gross profit or gross loss of vehicle sales as a percentage of revenues from vehicle sales, was 3.2% for the third quarter of 2020, compared to negative 10.8% for the same period of 2019 and negative 5.6% for the second quarter of 2020.

•

Net loss was RMB1,148.8 million (US$169.2 million) for the third quarter of 2020, compared with RMB776.3 million for the same period of 2019 and RMB146.0 million for the second quarter of 2020. Excluding share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, non-GAAP net loss was RMB864.9 million (US$127.4 million) in the third quarter of 2020, compared with RMB750.8 million for the same period of 2019 and RMB769.5 million for the second quarter of 2020.

[1]	XPeng started mass delivery of the P7 in late June 2020.

•

Net loss attributable to ordinary shareholders of XPeng Inc. was RMB2,025.8 million (US$298.4 million) for the third quarter of 2020, compared with RMB982.6 million for the same period of 2019 and RMB1,141.5 million in the second quarter of 2020. Fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value were non-cash events and will no longer recur after the listing of the Company on the New York Stock Exchange on August 27, 2020. Excluding share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, non-GAAP net loss attributable to ordinary shareholders of XPeng Inc. was RMB864.9 million (US$127.4 million) for the third quarter of 2020, compared with RMB750.8 million for the same period of 2019 and RMB769.5 million for the second quarter of 2020.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB5.07 (US$0.75) for the third quarter of 2020. Non-GAAP basic and diluted net loss per ADS were both RMB2.16 (US$0.32) for the third quarter of 2020. Each ADS represents two Class A ordinary shares.

•	Cash and cash equivalents, restricted cash and short-term investments were RMB19,998.4 million (US$2,945.4 million) as of September 30, 2020.

“In our first quarter as a public company we achieved strong operating and financial results, highlighted by the rapid growth in deliveries of our P7 Smart EV,” said Mr. He Xiaopeng, Chairman and CEO of XPeng.

“Our commitment to innovation through end-to-end in-house R&D and data-driven capabilities is the cornerstone of our business. This will not only keep XPeng at the forefront of the technologies of Smart EV but also position us well in capturing the significant growth potential in the Smart EV industry. Looking ahead, XPeng will continue to capitalize on its core strengths in technology, while heightening sales and marketing efforts, further enhancing manufacturing capability, and developing our global strategy,” Mr. He concluded.

Following its official launch in April this year, P7 deliveries helped to more than triple the total Smart EV delivery number in the third quarter, fueling a 342.5% increase in total revenues, on a year-over-year basis.

“The robust results we achieved in the third quarter, from delivery numbers, production ramp-up, and advancement in R&D, to expansion plans for the new factory and overseas business, reflect the strong market appeal of our products, the resonance of our strategy, and our ability to adeptly execute our operational plan,” said Dr. Brian Gu, Vice Chairman and President of XPeng. “Achieving our first positive gross profit also underscores our growth and our ability to realize economies of scale.”

Closing Initial Public Offering (“IPO”)

The Company closed its initial public offering of 114,693,333 American depositary shares (“ADSs”), each representing two Class A ordinary shares, on August 31, 2020. At a price to the public of US$15.00 per ADS, the total offering size was over US$1.72 billion. The number of ADSs issued at closing included the exercise in full of the underwriters’ option to purchase 14,959,999 additional ADSs to cover over-allotments.

Recent Developments

Deliveries in October 2020

Total Smart EV deliveries reached 3,040 units in October 2020, representing a 229.0% increase year-over-year. The deliveries consisted of 2,104 P7s, XPeng’s smart sports sedan, and 936 G3s, XPeng’s compact smart SUV. As of October 31, 2020, a cumulative total of 8,639 P7s were delivered.

New Smart EV Manufacturing Base

On September 28, 2020, the Company announced the cooperation agreement (“Cooperation Agreement”) with Guangzhou GET Investment Holdings Co., Ltd, a wholly owned investment company of Guangzhou Economic and Technological Development Zone (“GETDZ”), for developing and building a new Smart EV manufacturing base (“Smart EV Manufacturing Base”) for XPeng in Guangzhou. Pursuant to the cooperation agreement, Guangzhou GET Investment will invest RMB4 billion to support the development and construction of the Smart EV Manufacturing Base in the GETDZ.

The Smart EV Manufacturing Base is expected to commence production by December 2022 and will provide a comprehensive range of facilities for R&D, manufacturing, vehicle testing, sales and other smart mobility functions.

The Cooperation Agreement marks another milestone in XPeng’s strategy to expand its manufacturing capabilities, and bolsters the Company’s leadership position in the Smart EV market. In addition to its wholly owned plant in Zhaoqing, Guangdong province, which has an annual production capacity of 100,000 units, XPeng’s new Smart EV Manufacturing Base in Guangzhou will significantly expand the Company’s production capacity and accelerate XPeng’s momentum to achieve its goals in innovation, technological advancement and growth.

XPeng 2020 Tech Day

On October 24, 2020, XPeng held its second annual Tech Day where it showcased its differentiated end-to-end R&D capabilities, featuring an array of cutting-edge autonomous driving and in-car smart technologies. These innovative features include Navigation Guided Pilot (NGP) for highways and memory auto parking for carparks, both are features of XPILOT 3.0, our upcoming advanced autonomous driving system. In conjunction with this event, XPeng also launched another OTA upgrade to its Xmart OS operating system, which features a prominent in-car voice system that is able to engage in continuous driver-vehicle dialogues.

Third Quarter 2020 Unaudited Financial Results

Total revenues were RMB1,990.1 million (US$293.1 million) for the third quarter of 2020, representing an increase of 342.5% from RMB449.7 million for the same period of 2019 and an increase of 236.9% from RMB590.8 million for the second quarter of 2020.

Revenues from vehicle sales were RMB1,898.0 million (US$279.6 million) for the third quarter of 2020, representing an increase of 376.0% from RMB398.8 million for the same period of 2019 and an increase of 250.8% from RMB541.1 million for the second quarter of 2020. The year-over-year and the quarter-over-quarter increases were mainly due to the acceleration in deliveries of the P7 since we began its mass delivery in late June this year.

Revenues from services and others were RMB92.1 million (US$13.6 million) for the third quarter of 2020, representing an increase of 80.8% from RMB50.9 million for the same period of 2019 and an increase of 85.4% from RMB49.7 million for the second quarter of 2020. The year-over-year and the quarter-over-quarter increases were mainly attributed to the increased revenue recognized from the after-sales services which was associated with the increase in the accumulated number of vehicles we delivered.

Cost of sales was RMB1,898.6 million (US$279.6 million) for the third quarter of 2020, representing an increase of 283.5% from RMB495.0 million for the same period of 2019, and an increase of 212.8% from RMB607.0 million for the second quarter of 2020. The year-over-year and the quarter-over-quarter increases were mainly due to the increase in the number of vehicles delivered as described above.

Gross margin was 4.6% for the third quarter of 2020, compared to negative 10.1% and negative 2.7% for the third quarter of 2019 and the second quarter of 2020, respectively.

Vehicle margin was 3.2% for the third quarter of 2020, compared to negative 10.8% for the same period of 2019 and negative 5.6% for the second quarter of 2020, primarily due to better product mix, decrease in material costs and improvement of manufacturing efficiency.

Research and development expenses were RMB635.4 million (US$93.6 million) for the third quarter of 2020, representing an increase of 46.1% from RMB435.0 million for the same period of 2019 and an increase of 98.7% from RMB319.8 million for the second quarter of 2020. The year-over-year and the quarter-over-quarter increases were mainly due to a significant amount of share-based compensation expenses recognized related to the share-based awards granted to the Company’s employees with a performance condition of an IPO. Excluding the share-based compensation expenses, (i) research and development expenses decreased year-over-year primarily because the Company incurred significant amounts of expenses relating to the development of the P7 in the same period of 2019, and (ii) research and development expenses increased quarter-over-quarter mainly due to the increase in design and development expenses relating to the development of the new model to be launched next year.

Selling, general and administrative expenses were RMB1,203.8 million (US$177.3 million) for the third quarter of 2020, representing an increase of 320.8% from RMB286.0 million for the same period of 2019 and an increase of 152.3% from RMB477.1 million for the second quarter of 2020. The year-over-year and the quarter-over-quarter increases were mainly due to a significant amount of share-based compensation expenses recognized for the reason mentioned above. Excluding the share-based compensation expenses, the increases mainly resulted from the higher marketing, promotional and advertising expenses to support new vehicle sales.

Loss from operations was RMB1,744.2 million (US$256.9 million) for the third quarter of 2020, compared with RMB761.5 million for the same period of 2019 and RMB779.1 million for the second quarter of 2020.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB822.6 million (US$121.2 million) in the third quarter, compared with RMB761.4 million for the same period of 2019 and RMB779.1 million for the second quarter of 2020.

Net loss was RMB1,148.8 million (US$169.2 million) for the third quarter of 2020, compared with RMB776.3 million for the same period of 2019 and RMB146.0 million for the second quarter of 2020.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, was RMB864.9 million (US$127.4 million) for the third quarter of 2020, compared with RMB750.8 million for the same period of 2019 and RMB769.5 million for the second quarter of 2020.

Net loss attributable to ordinary shareholders of XPeng Inc. was RMB2,025.8 million (US$298.4 million) for the third quarter of 2020, compared with RMB982.6 million for the same period of 2019 and RMB1,141.5 million in the second quarter of 2020.

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc., which excludes share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, was RMB864.9 million (US$127.4 million) for the third quarter of 2020, compared with RMB750.8 million for the same period of 2019 and RMB769.5 million for the second quarter of 2020.

Basic and diluted net loss per ADS were both RMB5.07 (US$0.75) for the third quarter of 2020, compared to RMB5.62 for the third quarter of 2019 and RMB6.29 for the second quarter of 2020.

Non-GAAP basic and diluted net loss per ADS were both RMB2.16 (US$0.32) for the third quarter of 2020, compared to RMB4.30 for the third quarter of 2019 and RMB4.24 for the second quarter of 2020.

Balance Sheets

As of September 30, 2020, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB19,998.4 million (US$2,945.4 million), compared to RMB2,815.6 million as of December 31, 2019. The increase was primarily due to net proceeds received from the Company’s IPO in August 2020 and Series C+ round financing.

Business Outlook

For the fourth quarter of 2020, the Company expects:

•	Deliveries of vehicles to be approximately 10,000 vehicles, representing a year-over-year increase of approximately 210.8%.

•	Total revenues to be approximately RMB2,200 million, representing a year-over-year increase of approximately 243.7%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 12, 2020 (9:00 PM Beijing/Hong Kong time on November 12, 2020).

Dial-in details for the earnings conference call are as follows:

United States:	+1-833-350-1333
United Kingdom	+44-0203-547-8612
International:	+1-236-389-2427
Hong Kong, China:	+852-3012-6671
Mainland China:	400-820-9391
Conference ID:	7269200

Participants should dial-in at least 5 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until November 19, 2020, by dialing the following telephone numbers:

United States:	+1-800-585-8367
International:	+1-416-621-4642
Replay Access Code:	7269200

About XPeng Inc.

XPeng Inc. is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley, and San Diego in the U.S. The Company’s Smart EVs are manufactured at plants in Zhaoqing and Zhengzhou, located in Guangdong and Henan provinces, respectively. For more information, please visit https://en.xiaopeng.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and/or accretion on preferred shares to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.7896 to US$1.00, the exchange rate on September 30, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

E-mail: mariecheung@xiaopeng.com

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,946,931	12,221,210	1,799,990
Restricted cash	460,812	2,008,811	295,866
Short-term investments	407,844	5,768,347	849,586
Accounts receivable, net	539,199	893,567	131,608
Current portion of finance lease receivables, net	45,836	61,649	9,080
Inventory	454,116	860,919	126,800
Amounts due from related parties	22,605	8,441	1,243
Prepayments and other current assets	1,083,307	1,438,787	211,910

Total current assets	4,960,650	23,261,731	3,426,083

Non-current assets:
Property, plant and equipment, net	3,229,952	3,107,556	457,694
Right-of-use assets	440,097	402,641	59,303
Intangible assets, net	117,932	607,340	89,452
Land use rights, net	255,257	251,265	37,007
Finance lease receivables, net	109,965	104,154	15,340
Other non-current assets	137,512	60,905	8,970
Long-term investments	—	1,000	147

Total non-current assets	4,290,715	4,534,861	667,913

Total assets	9,251,365	27,796,592	4,093,996

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD
Liabilities
Current liabilities
Short-term borrowings	419,950	227,900	33,566
Accounts and notes payable	953,946	3,491,965	514,311
Amount due to a related party	678	8,301	1,223
Current portion of lease liabilities	90,740	100,174	14,754
Current portion of deferred revenue	16,382	72,034	10,609
Current portion of long-term borrowings	60,000	52,500	7,732
Accruals and other liabilities	1,755,995	1,979,582	291,562

Total current liabilities	3,297,691	5,932,456	873,757

Non-current liabilities
Long-term borrowings	1,690,000	1,667,490	245,595
Lease liabilities	361,404	309,065	45,520
Deferred revenue	69,116	85,157	12,542
Other non-current liabilities	73,015	56,844	8,372
Derivative liabilities	897,091	17,570	2,588

Total non-current liabilities	3,090,626	2,136,126	314,617

Total liabilities	6,388,317	8,068,582	1,188,374

Mezzanine Equity
Convertible redeemable preferred shares	9,693,478	—	—

Total mezzanine equity	9,693,478	—	—

Shareholder’s equity
Class A Ordinary shares	2	56	8
Class B Ordinary shares	19	26	4
Class C Ordinary shares	—	12	2
Additional paid in capital	—	30,427,485	4,481,484
Accumulated other comprehensive loss	(5,948)	(164,567)	(24,238)
Accumulated deficit	(6,824,503)	(10,535,002)	(1,551,638)

Total shareholders’ equity	(6,830,430)	19,728,010	2,905,622

Noncontrolling interests	—	—	—

Total shareholders’ equity	(6,830,430)	19,728,010	2,905,622

Total liabilities, mezzanine equity and shareholders’ equity	9,251,365	27,796,592	4,093,996

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	USD
Revenues

-Vehicle sales	398,775	541,118	1,898,041	279,551

-Services and others	50,942	49,663	92,078	13,562

Total revenues	449,717	590,781	1,990,119	293,113

Cost of sales

-Vehicle sales	(441,728)	(571,400)	(1,836,756)	(270,525)

-Services and others	(53,293)	(35,624)	(61,822)	(9,105)

Total cost of sales	(495,021)	(607,024)	(1,898,578)	(279,630)

Gross loss	(45,304)	(16,243)	91,541	13,483

Operating expenses

Research and development	(435,002)	(319,796)	(635,373)	(93,580)
Selling, general and administrative expenses	(286,049)	(477,149)	(1,203,792)	(177,299)

Total operating expenses	(721,051)	(796,945)	(1,839,165)	(270,879)

Other income	4,808	34,096	3,440	507

Loss from operations	(761,547)	(779,092)	(1,744,184)	(256,889)

Interest income	22,575	10,295	23,216	3,419

Interest expense	(10,468)	(7,676)	(3,926)	(578)
Fair value (loss)/gain on derivative liabilities	(25,364)	623,410	620,209	91,347

Other non-operating (loss)/income, net	(1,472)	7,021	(44,070)	(6,491)

Loss before income taxes	(776,276)	(146,042)	(1,148,755)	(169,192)

Income tax expenses	—	—	(6)	(1)

Net loss	(776,276)	(146,042)	(1,148,761)	(169,193)

Accretion on Preferred Shares to redemption value	(206,328)	(995,444)	(877,007)	(129,169)

Net loss attributable to ordinary shareholders of XPeng Inc.	(982,604)	(1,141,486)	(2,025,768)	(298,362)

Net loss	(776,276)	(146,042)	(1,148,761)	(169,193)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	30,621	(3,423)	(143,220)	(21,094)

Total other comprehensive loss	30,621	(3,423)	(143,220)	(21,094)

Total comprehensive loss	(745,655)	(149,465)	(1,291,981)	(190,287)

Accretion on Preferred Shares to redemption value	(206,328)	(995,444)	(877,007)	(129,169)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(951,983)	(1,144,909)	(2,168,988)	(319,456)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	USD
Weighted average number of ordinary shares used in computing net loss per share

Basic and diluted	349,414,050	362,747,375	799,364,696	799,364,696

Net loss per share attributable to ordinary shareholders

Basic and diluted	(2.81)	(3.15)	(2.53)	(0.37)

Weighted average number of ADS used in computing net loss per ADS

Basic and diluted	174,707,025	181,373,688	399,682,348	399,682,348

Net loss per ADS attributable to ordinary shareholders

Basic and diluted	(5.62)	(6.29)	(5.07)	(0.75)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	USD
Loss from operations	(761,547)	(779,092)	(1,744,184)	(256,889)
Share-based compensation expenses	130	—	921,610	135,738

Non-GAAP loss from operations	(761,417)	(779,092)	(822,574)	(121,151)

Net loss	(776,276)	(146,042)	(1,148,761)	(169,193)
Fair value change on derivative liabilities	25,364	(623,410)	(637,779)	(93,935)
Share-based compensation expenses	130	—	921,610	135,738

Non-GAAP net (loss)/Gain	(750,782)	(769,452)	(864,930)	(127,390)

Net loss attributable to ordinary shareholders	(982,604)	(1,141,486)	(2,025,768)	(298,362)
Fair value change on derivative liabilities	25,364	(623,410)	(637,779)	(93,935)
Share-based compensation expenses	130	—	921,610	135,738
Accretion on Preferred Shares to redemption value	206,328	995,444	877,007	129,169

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(750,782)	(769,452)	(864,930)	(127,390)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	349,414,050	362,747,375	799,364,696	799,364,696

Non-GAAP net loss per ordinary share
Basic and diluted	(2.15)	(2.12)	(1.08)	(0.16)

Weighted average number of ADS used in calculating Non-GAAP net loss per ADS
Basic and diluted	174,707,025	181,373,688	399,682,348	399,682,348

Non-GAAP net loss per ADS
Basic and diluted	(4.30)	(4.24)	(2.16)	(0.32)